Exhibit 99.04

GRANDE WEST ANNOUNCES AMENDED OFFERING TERMS

Vancouver, British Columbia Grande West Transportation Group Inc. (TSXV: BUS) (OTC PINK: GWTNF) March 18th, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, announced today that it has amended the terms of its previously announced financing (the “Offering”).

In accordance with the previously announced Offering dated March 9, 2020, Grande West will lower the exercise price at which the Warrants will be exercisable to acquire common shares of the Company from $0.45 per Warrant Share to $0.38 per Warrant Share.

The principal amount at which the Debentures may be convertible into common shares of the Company at the option of the holder at any time following the occurrence of a default event will also change to a conversion price of $0.38 per share.

The Company will use the proceeds for general working capital and to fund contract requirements for recently received Vicinity bus orders. Grande West expects to complete an initial closing of the Offering shortly.

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world class manufacturing partners to produce the Purpose-Built Vicinity bus available in clean diesel, gas and CNG drive systems. An electric propulsion drive system is currently under development.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and along with Alliance Bus Group, its exclusive US distributor, they are actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

For further information please contact:

Grande West Transportation

Mr. William Trainer

CEO & President

Ph: 604-288-8043

IR@grandewest.com

www.grandewest.com

Neither the TSX-V nor its Regulation Service Provider accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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